United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Offerpad Solutions Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

67623L109

(CUSIP Number)

Michael Clifton

c/o Supernova Partners Acquisition Co. Inc.

4301 50th Street NW, Suite 300, PMB 1044,

Washington, D.C. 20016

(202) 918-7050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67623L 109	13D	Page 1 of 7 Pages

1	Names of Reporting Persons Supernova Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,561,250
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,561,250
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,561,250
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person OO

CUSIP No. 67623L 109	13D	Page 2 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Offerpad Solutions Inc. (the “Issuer”) whose principal executive offices are located at 2150 E. German Road, Suite 1, Chandler, Arizona 85286.

Item 2. Identity and Background.

The Schedule 13D is being filed by Supernova Partners LLC, a Delaware limited liability company (the “Reporting Person”). The business address of the Reporting Person is c/o Supernova Partners Acquisition Company, Inc., 4301 50th Street NW, Suite 300, PMB 1044, Washington, D.C. 20016. The Reporting Person is principally engaged in the business of investing in securities, including of the Issuer.

The Reporting Person is governed by a board of managers consisting of four managers: Spencer M. Rascoff, Alexander M. Klabin, Robert D. Reid and Michael S. Clifton (collectively, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o Supernova Partners Acquisition Company, Inc., 4301 50th Street NW, Suite 300, PMB 1044, Washington, D.C. 20016, and each Related Person is principally engaged in the business of investing in securities, including of the Issuer. Each of the Related Persons disclaims beneficial ownership of the securities that are the subject of this Schedule 13D.

During the last five years, neither the Reporting Person nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering (the “IPO”) of Supernova Partners Acquisition Company, Inc. (“Supernova”), the predecessor in interest to the Issuer, the Reporting Person purchased 11,500,000 shares of Class B common stock of Supernova for an aggregate purchase price of $25,000. On September 14, 2020, Supernova effectuated an 0.75-for-1 reverse split of the Class B shares. On September 24, 2020, the Reporting Person transferred 34,500 Class B shares to each of the five Supernova independent director nominees. On October 20, 2020, Supernova effectuated a 6-for-7 stock split of the Class B shares, resulting in the Reporting Person holding 9,861,250 shares of Class B common stock immediately prior to the IPO. The closing of the initial public offering of the Class A common stock of Supernova occurred on October 20, 2020. In connection with the closing of the IPO, the Reporting Person purchased warrants to purchase 6,700,000 shares of Supernova Class A common stock at a price of $1.50 per warrant, that expires September 1, 2026.

CUSIP No. 67623L 109	13D	Page 3 of 7 Pages

The Reporting Person obtained the funds to purchase the foregoing securities from its working capital.

On September 1, 2021, pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as March 17, 2021, by and among Supernova, Orchids Merger Sub, Inc., a wholly-owned subsidiary of Supernova (“Merger Sub”), and OfferPad, Inc. (“Old Offerpad”). Pursuant to the Merger Agreement, Merger Sub was merged with and into Old Offerpad, with Old Offerpad surviving the merger as a wholly owned subsidiary of Supernova (the “Business Combination” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). In connection with the Business Combinations, Supernova changes its name to OfferPad Solutions, Inc. (the “Issuer”). In connection with the closing of the Business Combination, each outstanding share of Supernova Class B common stock automatically converted into one share of Class A Common Stock of the Issuer for no additional consideration.

Item 4. Purpose of Transaction.

Business Combination

On September 1, 2021, the Business Combination closed. As a result of the Business Combination, each outstanding share of Old Offerpad capital stock was converted into the right to receive approximately 7.533 shares of Class A Common Stock. Additionally, the outstanding shares of Supernova Class B common stock automatically converted to 10,062,500 shares of Class A Common Stock.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, Supernova and certain stockholders of Old Offerpad entered into a registration rights agreement (the “Registration Rights Agreement”), which took effect upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights, shelf registration rights and piggyback registration rights.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, Supernova, the Reporting Person, certain affiliates of the Reporting Person, including the Related Persons, and Offerpad entered into the Sponsor Support Agreement. Pursuant to the terms of the Sponsor Support Agreement, the Reporting Person and the Related Persons have, among other things, agreed to not transfer any shares of Class A Common Stock (the “Lock-Up Shares”) beneficially owned as of the date of the consummation of the Business Combination (the “Closing Date”) during the period of 180 days after the Closing Date, in each case, subject to limited exceptions including (x) with respect to 33% of the Lock-Up Shares if the closing price of the Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the Closing Date and (y) with respect to an additional 50% of the Lock-Up Shares if the closing price of the Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the Closing Date.

CUSIP No. 67623L 109	13D	Page 4 of 7 Pages

In addition, pursuant to the Sponsor Support Agreement, 20% of the shares of Class A Common Stock received by the Reporting Person upon the automatic conversion of its Supernova Class B common stock are subject to forfeiture and will only vest if, during the five year period following the Closing Date, (i) the volume weighted average price of Supernova’s Class A common stock equals or exceeds $12.00 for any twenty trading days within a period of thirty consecutive trading days or (ii) there is a change of control of the Issuer.

The foregoing descriptions of the Registration Rights Agreement and Sponsor Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to the Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Sponsor Support Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person and their designee to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, neither the Reporting Person nor any Related Person currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

CUSIP No. 67623L 109	13D	Page 5 of 7 Pages

•	Amount beneficially owned: 16,561,250

•	Percent of Class: 7.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 16,561,250

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 16,561,250

•	Shared power to dispose or direct the disposition of: 0

The above amount includes 9,861,250 shares of Class A Common Stock and 6,700,000 warrants to purchase Class A Common Stock exercisable within 60 days of September 1, 2021. The Reporting Person is governed by a board of managers consisting of the Related Persons. As a result, each of the Related Persons may be deemed to share beneficial ownership of the securities owned by the Reporting Person, but each such Related Person disclaims any beneficial ownership.

The above percentage is based on 223,528,935 shares of Class A Common Stock outstanding following completion of the Business Combination.

(c) Upon consummation of the Business Combination, Ancient 1604 LLC and 75 and Sunny LP purchased 4,500,000 and 500,000 shares of Class A Common Stock, respectively, and warrants to purchase 1,500,000 and 166,667 shares of Class A Common Stock, respectively, pursuant to the forward purchase agreements between Supernova and Ancient 1604 LLC and 75 and Sunny LP, affiliates of Alexander M. Klabin and Spencer Rascoff, respectively, dated September 25, 2020. The aggregate purchase price for the shares and warrants acquired by Ancient 1604 LLC was $45,000,000, and the aggregate purchase price for the shares and warrants acquired by 75 and Sunny LP was $5,000,000. Each of Ancient 1604 LLC and 75 and Sunny LP obtained the funds to purchase the foregoing securities through contributions by their members and partners, respectively.

Except as described above and in Items 3 and 4, during the past 60 days, neither the Reporting Person nor the Related Persons has effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 67623L 109	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and Sponsor Support Agreement and is incorporated herein by reference. Each of the Registration Rights Agreement and Sponsor Support Agreement is incorporated herein by reference.

Except as set forth herein, neither the Reporting Person nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Registration Rights Agreement, dated September 1, 2021 (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on September 7, 2021).

2	Sponsor Support Agreement, dated as of March 17, 2021, by and among Supernova, Old Offerpad, the Reporting Person and certain other parties thereto (incorporated by reference to Annex I to Supernova’s proxy statement/prospectus dated August 12, 2021).

CUSIP No. 67623L 109	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2021

Supernova Partners LLC

By:	/s/ Michael S. Clifton
Name: Michael S. Clifton
Title:	Manager